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SECURI 10027587 MISSION

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SEC Mail Processing Section FEB 26 2010 Washington, DC 122

SEC FILE NUMBER
8-48399

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

PIPELINE LIQUIDITY PRO LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 E. 42nd Street
(No. and Street)

New York (City) New York (State) 10165 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Cunningham –PRESIDENT (610) 527-8300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. O'Doherty, P.C. Certified Public Accountant
(Name - if individual, state last, first, middle name)

373 Baltimore Pike (Address) Springfield (City) PA (State) 19064 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

PIPELINE LIQUIDITY PRO LLC

I, David R. Chaskin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pipeline Liquidity Pro LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

DERYCK SINGH
Notary Public, State of New York
No. 01SI6185468
Qualified in Suffolk County
Commission Expires April 21, 2012

Notary Public

Signature

Financial Operations Principal
Title

This report ** contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to claims of creditors.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( )	(j)	A Reconciliation, including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3.
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to methods of Consolidation.
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Pipeline Liquidity Pro LLC

Statement of Financial Condition
For the Year Ended December 31, 2009
And
Independent Certified Public Accountants' report

MICHAEL J. O'DOHERTY, P.C. *Certified Public Accountant*
A Professional Corporation
373 Baltimore Pike • Springfield, Pennsylvania 19064 • (610) 604-4700 • Fax (610) 544-9525

Independent Auditor's Report

To the Member of
Pipeline Liquidity Pro LLC

We have audited the accompanying statement of financial condition of Pipeline Liquidity Pro LLC, as of December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pipeline Liquidity Pro LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Springfield, Pennsylvania
February 11, 2010

Pipeline Liquidity Pro LLC
Statement of Financial Condition
As of December 31, 2009

ASSETS

Operating Cash	$ 107,180
Deposit With Clearing Firm	50,020
Accounts Receivable	3,530
Prepaid Expenses	5,316
Office Equipment, at cost,	
Less Accumulated Depreciation of $9,516	-
Total Assets	$ 166,046

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$ 26,689
Due to Affiliates	72,272
Total Liabilities	98,961
Member's Equity:	
Total Member's Equity	67,085
Total Liabilities and Member's Equity	$ 166,046

The accompanying notes are an integral part of this statement.

PIPELINE LIQUIDITY PRO LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Pipeline Liquidity Pro LLC (The Company) was organized as Shukla Financial Services, Inc, a New Jersey Corporation, on September 7, 1994. On October 1, 2009 the Company was converted from a corporation to a limited liability company and changed its name to Pipeline Liquidity Pro LLC, a Delaware limited liability company.

Pipeline Liquidity Pro LLC (The Company) is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged in a single line of business as a securities broker-dealer, which comprises of agency transactions. The Company is an introducing Broker-Dealer.

The Company uses the accrual method of accounting for both financial and tax reporting purposes. The Company's year-end is December 31.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Penson Financial Services Inc (Penson), all securities transactions of the Company are cleared through Penson, and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule I 5c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Penson.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Pipeline Liquidity Pro LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

<u>Securities Transactions</u>
Gains and losses from all securities that are entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported through the clearing firm on a fully disclosed basis and reported with related commissions and expenses on a trade date basis.

<u>Marketable Securities</u>
Marketable Securities are valued at market value.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation
Office equipment is stated at cost. Depreciation is computed on the straight-line basis over an estimated useful life of 5 years. Maintenance and repairs are charged to expenses when incurred. Renewals and betterments are capitalized.
At December 31, 2009, the company's office equipment ($9,516) was fully depreciated but is still in use.

Income Taxes
No provision for income taxes has been reflected in the accompanying financial statements. The Company is a Limited Liability Company (LLC) and is classified as a disregarded entity for tax purposes. There is no tax sharing agreement between the Company and its parent and there have been no distributions to the Parent for reimbursement of taxes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. FINRA also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the Company's first twelve months of business and 15 to 1 thereafter. At December 31, 2009, the Company had net capital of $59,669, which was in excess of its required net capital of $6,597. At December 31, 2009 the Company's percent of aggregate indebtedness to net capital is 166%.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

In the event the clearing broker does not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the clearing broker. It is the Company's policy to review, as necessary, the credit standing of the clearing broker.

NOTE 5. FAIR VALUE

The Company's financial instruments approximate fair value.